

FINANCIAL CORP.

THE HOLDING COMPANY OF WEST VIEW SAVINGS BANK



2002 ANNUAL REPORT



FINANCIAL
CORPORATION

Town of McCandles ◦ 9001 Perry Highway, Pittsburgh, Pennsylvania 15237-5387

TABLE OF CONTENTS



FINANCIAL
CORPORATION

-THE HOLDING COMPANY OF WEST VIEW SAVINGS BANK-

To Our Stockholders:

We are pleased to report another strong year of financial success. Company net income during fiscal 2002 totaled $4.4 million or $1.63 per diluted share — the second best year in our Company s history. Return on average stockholders equity was 14.85% while book value per share grew by 8.65% and totaled $11.30 on June 30, 2002. Our Company s stock price began the fiscal year at $14.00 and closed at $15.82 on June 30, 2002. The resulting $1.82 appreciation in stock price, coupled with cash dividends paid of $0.64 per share, resulted in an impressive total return of approximately 17.6%. This was achieved during a year of high market volatility, and substantial losses experienced by the equity markets.

As we look forward to fiscal 2003, a continuing challenge will be dealing with markedly low interest rates and the related compression of net interest margins. Since our last annual report to you, the Federal Reserve further reduced interest rates four times for a total of one hundred and seventy-five basis points. These actions were taken by the Federal Reserve in response to the terrorist attacks of September 11, 2001 and continued weakness in the national economy. Lower market interest rates impact the amount of interest income that we earn on our assets, and the rates that we can offer our borrowers and depositors. Before the end of calendar year 2002, we also anticipate a total replacement of the Bank s technology platform. Our goal is to continue to use technology to better serve customers and improve our back office processing.

We also recognize that we must manage today for an eventual increase in interest rates in order to protect our balance sheet and ongoing profitability. During fiscal 2002 we significantly improved the Company s interest rate risk posture. Our capital structure was strengthened by increasing retained earnings. We also continued to enhance the liquidity of your investment by continuing to repurchase about 96,700 shares of our common stock. Capital management will continue to be our focus in order to deliver continuing shareholder value.

The Company s Board of Directors continues to be actively involved in the Company s strategic planning. Bill Hoegel, our previous Chairman, retired during the fiscal year and moved to Florida. Bill served with distinction as a director since 1984 and as Chairman since 1999. Bill s seventeen years of dedicated service, marketing focus, and good cheer will be missed but not forgotten. Don Hook was elected as Chairman in October 2001. The Board of Directors believes that Don s extensive business and non-profit board leadership background will help to further strengthen the Company and the Bank. We also welcome Larry Lehman to the Board. Larry was elected to the Board effective March 2002, has over twenty-seven years of insurance sales and service experience, and holds a number of insurance professional designations. Larry s business contacts, insurance background and community involvement will enhance our business opportunities.

On behalf of the Board of Directors and employees, we would like to thank you for your ongoing interest in the Company, and in many cases, your continued patronage of West View Savings Bank. Our Bank is a full service bank. We offer a variety of business, consumer and mortgage loans to meet all of your needs. Please continue to recommend West View Savings Bank to your family, friends and neighbors.

DAVID J. BURSIC
President and
Chief Executive Officer

DONALD E. HOOK
Chairman of the Board

FIVE YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	As of or For the Year Ended June 30,				
	2002	2001	2000	1999	1998
	(Dollars in Thousands, except per share data)				
Selected Financial Data:					
Total assets	$ 404,911	$ 396,440	$ 409,618	$ 348,408	$ 297,054
Net loans receivable	152,905	185,179	183,295	170,327	157,737
Mortgage-backed securities	82,543	64,132	73,673	72,380	46,314
Investment securities	151,384	129,593	137,502	92,166	81,268
Savings deposit accounts	174,659	178,029	169,508	171,114	167,670
FHLB advances	159,937	161,494	104,500	116,900	88,857
Other borrowings	33,731	20,660	101,025	25,820	889
Stockholders' equity	30,253	28,645	26,911	27,938	32,978
Non-performing assets and troubled debt restructurings(1)	5,279	5,016	4,050	765	603
Selected Operating Data:					
Interest income	$ 23,760	$ 29,185	$ 27,987	$ 23,031	$ 22,178
Interest expense	14,025	18,561	16,933	12,739	11,781
Net interest income	9,735	10,624	11,054	10,292	10,397
Provision for loan losses	57	788	150	—	(120)
Net interest income after provision for loan losses	9,678	9,836	10,904	10,292	10,517
Non-interest income	687	669	570	458	506
Non-interest expense	4,104	3,787	4,626	4,285	5,422
Income before income tax expense	6,261	6,718	6,848	6,465	5,601
Income tax expense	1,813	1,956	2,469	2,434	2,109
Net income	$ 4,448	$ 4,762	$ 4,379	$ 4,031	$ 3,492
Per Share Information:					
Basic earnings	$ 1.63	$ 1.70	$ 1.48	$ 1.18	$ 1.01
Diluted earnings	$ 1.63	$ 1.69	$ 1.47	$ 1.17	$ 0.98
Dividends per share(2)	$ 0.64	$ 0.64	$ 0.64	$ 0.63	$ 1.50
Dividend payout ratio(2)	39.26%	37.65%	43.24%	53.39%	148.51%
Book value per share at period end	$ 11.30	$ 10.40	$ 9.35	$ 8.81	$ 9.12
Average shares outstanding:					
Basic	2,723,891	2,804,125	2,953,720	3,405,662	3,470,479
Diluted	2,732,491	2,815,867	2,977,089	3,435,738	3,574,043

	As of or For the Year Ended June 30,				
	2002	2001	2000	1999	1998
Selected Operating Ratios(3):					
Average yield earned on interest-earning assets(4)	6.41%	7.51%	7.41%	7.32%	7.71%
Average rate paid on interest-bearing liabilities	4.13	5.21	4.91	4.64	4.77
Average interest rate spread(5)	2.28	2.30	2.50	2.68	2.94
Net interest margin(5)	2.74	2.83	2.97	3.27	3.61
Ratio of interest-earning assets to interest-bearing liabilities	112.34	111.33	110.57	114.54	116.65
Non-interest expense as a percent of average assets	1.07	0.94	1.20	1.35	1.86
Return on average assets	1.16	1.19	1.14	1.27	1.20
Return on average equity	14.85	17.17	16.27	13.01	10.45
Ratio of average equity to average Assets	7.78	6.92	6.99	9.76	11.48
Full-service offices at end of period	5	5	5	5	5
Asset Quality Ratios(3):					
Non-performing loans and troubled debt restructurings as a percent of net total loans(1)	3.30%	2.71%	2.21%	0.32%	0.38%
Non-performing assets as a percent of total assets(1)	1.30	1.27	0.99	0.22	0.20
Non-performing assets and troubled debt restructurings as a percent of total assets	1.30	1.27	0.99	0.22	0.20
Allowance for loan losses as a percent of total loans receivable	1.77	1.47	1.06	1.07	1.08
Allowance for loan losses as a percent of non-performing loans	54.68	55.08	48.72	336.75	308.46
Charge-offs to average loans receivable outstanding during the period	0.04	0.01	0.01	0.02	0.02
Capital Ratios(3):					
Tier 1 risk-based capital ratio	13.42%	14.15%	14.05%	15.85%	20.90%
Total risk-based capital ratio	14.66	15.40	15.11	16.90	22.09
Tier 1 leverage capital ratio	7.69	7.35	6.69	8.29	10.98

(1) Non-performing assets consist of non-performing loans and real estate owned ("REO"). Non-performing loans consist of non-accrual loans and accruing loans greater than 90 days delinquent, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed in lieu of foreclosure.

(2) *Dividends per share and dividend payout ratios include a special cash dividend of $0.95 per share, paid* during fiscal 1998.

(3) Consolidated asset quality ratios and capital ratios are end of period ratios, except for charge-offs to average net loans. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(4) Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully taxable equivalent basis.

(5) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

WVS FINANCIAL CORP. AND SUBSIDIARY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WVS Financial Corp. ("WVS" or the "Company") is the parent holding company of West View Savings Bank ("West View" or the "Savings Bank"). The Company was organized in July 1993 as a Pennsylvania-chartered unitary bank holding company and acquired 100% of the common stock of the Savings Bank in November 1993.

West View Savings Bank is a Pennsylvania-chartered, SAIF-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank converted to the stock form of ownership in November 1993. The Savings Bank had no subsidiaries at June 30, 2002.

The operating results of the Company depend primarily upon its net interest income, which is determined by the difference between income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which consist primarily of deposits and borrowings. The Company's net income is also affected by its provision for loan losses, as well as the level of its non-interest income, including loan fees and service charges, and its non-interest expenses, such as compensation and employee benefits, income taxes, deposit insurance and occupancy costs.

The Company's strategic focus includes:

Steady Income in Market Price and Book Value – During fiscal 2002, the Company's market price outperformed such broad market indexes as the Standard & Poor's 500 and the Total NASDAQ (US). Book value has grown at a compounded annual rate of 8.65% from $8.81 in fiscal 1999 to $11.30 in fiscal 2002.

Commitment to Capital Management – The Company is committed to maximizing long-term shareholder value. Specific components of this strategy include: (1) the repurchase of 96,728 shares of Company common stock during fiscal 2002; (2) and paying an above-average dividend yield in excess of 4.00% on the Company's common stock during fiscal 2002.

Substantial Net Income – During fiscal 2002, the Company earned $4.4 million or $1.63 per share (basic and diluted). Fiscal 2002 return on average stockholders' equity was 14.85% while return on average assets totaled 1.16%.

Growth of Core Deposits - As of June 30, 2002, $89.9 million or 51.5% of West View's total deposits consisted of regular savings and club accounts, money market deposit accounts, and checking accounts. Approximately $41.6 million or 46.3% of core deposits consisted of regular savings and club accounts. Checking account balances grew $3.4 million or 11.5% during fiscal 2002 and totaled $33.5 million or 37.3% of core deposits at June 30, 2002. The continued growth in checking account deposits was primarily due to increased marketing and promotional efforts by the Company to gain market share. Core deposits are considered to be more stable and lower cost funds than certificates of deposit and other borrowings.

Community-based Lending - West View has consistently focused its lending activities on generating loans in its market area. Typical loan offerings include home mortgages, construction loans, and consumer loans for home improvement, automobile loans and home equity loans. West View's small business lending program includes term loans, business inventory loans and loans for business equipment and machinery.

Strong Non-interest Expense Ratios - For the fiscal years ended June 30, 2002, 2001 and 2000, the Company's ratios of non-interest expense to average assets were 1.07%, 0.94% and 1.20%, respectively. The Company believes that the judicious use of FHLB long-term borrowings to fund approximately 39.5% of its total assets significantly reduces operating costs. The Company will continue to invest in technology to help streamline operations and to increase customer satisfaction and loyalty.

CHANGES IN FINANCIAL CONDITION

Condensed Balance Sheet

	June 30, 2002	June 30, 2001	Change	
			Dollars	Percentage
	(Dollars in Thousands)			
Cash and interest-earning Deposits	$ 3,177	$ 2,993	$ 184	6.1%
Investment securities(1)	159,665	137,743	21,922	15.9
Mortgage-backed securities	82,543	64,132	18,411	28.7
Net loans receivable	152,905	185,179	(32,274)	-17.4
Total assets	404,911	396,440	8,471	2.1
Deposits	177,672	181,339	(3,667)	-2.0
FHLB and other borrowings	193,668	182,154	11,514	6.3
Total liabilities	374,658	367,795	6,863	1.9
Total equity	30,253	28,645	1,608	5.6

(1) Includes Federal Home Loan Bank stock.

General. The $8.5 million or 2.1% increase in total assets was primarily comprised of a $21.9 million increase in investment securities and Federal Home Loan Bank ("FHLB") stock, and a $18.4 million increase in mortgage-backed securities, which was partially offset by a $32.3 million decrease in net loans receivable.

The $6.9 million or 1.9% increase in total liabilities was primarily comprised of a $11.5 million increase in FHLB advances and other borrowings, which was partially offset by a $3.7 million decrease in deposits and a $743 thousand decrease in accrued interest payable.

Total stockholders' equity increased $1.6 million or 5.6% primarily due to $4.4 million of Company net income, and a $388 thousand increase in capital attributable to stock option exercises and Recognition and Retention Plan ("RRP") equity contributions, which were partially offset by the repurchase of $1.5 million of the Company's own common stock, and $1.7 million of cash dividends paid to stockholders. The Company believes that the repurchase of its common stock represented an attractive investment opportunity and favorably added to secondary market liquidity.

Cash on Hand and Interest-earning Deposits. Cash on hand and interest-earning deposits represent cash equivalents. Cash equivalents increased $184 thousand or 6.1% to $3.2 million at June 30, 2002 from $3.0 million at June 30, 2001. Increases in these accounts are usually the result of a combination of customer deposits, loan and investment repayments, and proceeds from borrowings. Decreases in these accounts are primarily due to a combination of new loan originations, customer withdrawals, investment purchases and repayments of borrowings.

Investments. The Company's overall investment portfolio increased $40.3 million or 20.0% to $242.2 million at June 30, 2002 from $201.9 million at June 30, 2001. Investment securities increased $21.9 million or 15.9% to $159.7 million at June 30, 2002. This increase was due to purchases of investment grade corporate bonds with maturities generally less than 18 months. Mortgage-backed securities increased $18.4 million or 28.7% to $82.5 million at June 30, 2002. This increase was due primarily to purchases of floating rate mortgage-backed securities which were partially offset by principal repayments on the portfolio.

Net Loans Receivable. Net loans receivable decreased $32.3 million or 17.4% to $152.9 million at June 30, 2002. The decrease in loans receivable was principally the result of increased principal repayments on the loan portfolio due to higher levels of refinancing activity.

Deposits. Total deposits decreased $3.7 million or 2.0% to $177.7 million at June 30, 2002. Certificates of deposit decreased approximately $14.6 million or 14.7%. Savings accounts increased $5.0 million or 13.8% and money market accounts increased $2.7 million or 22.7%. The Savings Bank believes that these changes in depositor liquidity preferences are due to the relatively low level of market interest rates and due to stock market declines and associated volatility.

Borrowed Funds. Borrowed funds increased $11.5 million or 6.3% to $193.7 million at June 30, 2002. The increase is principally the result of borrowing to fund investment purchases. Other short-term borrowings increased $13.1 million or 63.3% to $33.7 million at June 30, 2002, and FHLB advances decreased $1.6 million or 1.0% to $159.9 million at June 30, 2002.

Stockholders' Equity. Total stockholders' equity increased $1.6 million or 5.6% to $30.3 million at June 30, 2002. The increase was principally the result of $4.4 million of Company net income and a $338 thousand increase in capital attributable to stock option exercises, and RRP equity contributions, which were partially offset by the repurchase of $1.5 million of the Company's own common stock and $1.7 million of cash dividends paid to stockholders.

RESULTS OF OPERATIONS

Condensed Statements of Income

	June 30, 2002	Change	June 30, 2001	Change	June 30, 2000
		(Dollars in Thousands)			
Interest income	$23,760	$ (5,425) -18.6%	$29,185	$ 1,198 4.3%	$27,987
Interest expense	$14,025	$ (4,536) -24.4%	$18,561	$ 1,628 9.6%	$16,933
Net interest income	$9,735	$ (889) -8.4%	$10,624	$ (430) -3.9%	$11,054
Provision for loan losses	$ 57	$ (731) -92.8%	$ 788	$ 638 425.3%	$ 150
Non-interest income	$ 687	$ 18 2.7%	$ 669	$ 99 17.4%	$ 570
Non-interest expense	$ 4,104	$ 317 8.4%	$ 3,787	$ (839) -18.1%	$ 4,626
Income tax expense	$ 1,813	$ (143) -7.3%	$ 1,956	$ (513) -20.8%	$ 2,469
Net income	$ 4,448	$ (314) -6.6%	$ 4,762	$ 383 8.7%	$ 4,379

General. WVS reported net income of $4.4 million, $4.8 million and $4.4 million for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. The $314 thousand or 6.6% decrease in net income during fiscal 2002 was primarily the result of a $889 thousand decrease in net interest income, and a $317 thousand increase in non-interest expense, which was partially offset by a $731 thousand decrease in the provision for loan losses, a $143 thousand decrease in income tax expense, and a $18 thousand increase in non-interest income. Earnings per share totaled $1.63 (basic and diluted) for fiscal 2002 as compared to $1.70 (basic) and $1.69 (diluted) for fiscal 2001. The decrease in earnings per share was due to a decrease in net income, which was partially offset by a reduction in the weighted average number of shares outstanding due to the Company's stock repurchases during fiscal 2002.

Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following average balance sheet table sets forth at and for the periods indicated, information on the Company regarding: (1) the total dollar amounts of interest income on interest-earning assets and the resulting average yields; (2) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (3) net interest income; (4) interest rate spread; (5) net interest-earning assets (interest-bearing liabilities); (6) the net yield earned on interest-earning assets; and (7) the ratio of total interest-earning assets to total interest-bearing liabilities.

	For the Years Ended June 30,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Net loans receivable(1)	$172,824	$13,224	7.65%	$185,203	$14,656	7.91%	$176,851	$13,840	7.83%
Net tax-free loans receivable(2)	199	26	13.28	692	69	9.97	706	71	10.01
Mortgage-backed securities	65,372	3,341	5.11	70,403	4,835	6.87	75,312	5,170	6.86
Investments – taxable	112,948	5,553	4.92	114,000	8,205	7.20	116,500	8,352	7.17
Investments - tax-free(2)	28,543	2,323	8.14	24,785	1,993	8.04	9,901	768	7.76
Interest-bearing deposits	1,766	10	0.57	1,871	38	2.03	1,710	36	2.11
Total interest-earning assets	381,652	24,477	6.41%	396,954	29,796	7.51%	380,980	28,237	7.41%
Non-interest-earning assets	3,386			4,148			4,385		
Total assets	$385,038			$401,102			$385,365		
Interest-bearing liabilities:									
Interest-bearing deposits and escrows	$163,338	$5,082	3.11%	$161,821	$6,820	4.21%	$161,727	$6,375	3.94%
Borrowings	176,383	8,943	5.07	194,749	11,741	6.03	182,818	10,558	5.78
Total interest-bearing liabilities	339,721	14,025	4.13%	356,570	18,561	5.21%	344,545	16,933	4.91%
Non-interest-bearing accounts	11,814			11,616			10,281		
Total interest-bearing liabilities and non-interest-bearing accounts	351,535			368,186			354,826		
Non-interest-bearing liabilities	3,547			5,179			3,618		
Total liabilities	355,082			373,365			358,444		
Retained income	29,956			27,737			26,921		
Total liabilities and retained income	$385,038			$401,102			$385,365		
Net interest income		$10,452			$11,235			$11,304	
Interest rate spread			2.28%			2.30%			2.50%
Net yield on interest-earning assets(3)			2.74%			2.83%			2.97%
Ratio of interest-earning assets to interest-bearing liabilities			112.34%			111.33%			110.57%

(1) Includes non-accrual loans.
(2) Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully taxable equivalent basis.
(3) Net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume), and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended June 30,					
	2002 vs. 2001			2001 vs. 2000		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in Thousands)					
Interest-earning assets:						
Net loans receivable	$ (1,008)	$ (454)	$ (1,462)	$ 673	$ 142	$ 815
Mortgage-backed securities	(325)	(1,169)	(1,494)	(343)	8	(335)
Investments - taxable	(76)	(2,576)	(2,652)	(182)	35	(147)
Investments - tax-free	186	25	211	834	29	863
Interest-bearing deposits	(3)	(25)	(28)	3	(1)	2
Total interest-earning assets	(1,226)	(4,199)	(5,425)	985	213	1,198
Interest-bearing liabilities:						
Interest-bearing deposits and Escrows	(121)	(1,617)	(1,738)	47	398	445
Other borrowings	(1,039)	(1,759)	(2,798)	714	469	1,183
Total interest-bearing liabilities	(1,160)	(3,376)	(4,536)	761	867	1,628
Increase (decrease) in net interest income	$ (66)	$ (823)	$ (889)	$ 224	$ (654)	$ (430)

Net Interest Income. Net interest income is determined by the Company's interest rate spread (i.e. the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Interest Income. Total interest income decreased by $5.4 million or 18.6% during fiscal 2002 and increased by $1.2 million or 4.3% during fiscal 2001. The decrease in fiscal 2002 was primarily a result of decreases in the weighted average yield earned and the average balances of the investment, mortgage-backed, and loan portfolios during the period. Increase in fiscal 2001 was primarily a result of volume growth in the Company's investment and net loans receivable.

Interest income on investment securities and FHLB stock decreased $2.4 million or 25.4% during fiscal 2002 and increased $716 thousand or 8.1% during fiscal 2001. The decrease in fiscal 2002 was primarily attributable to a 178 basis point decrease in the weighted average yield on the Company's investment securities which was partially offset by a $2.7 million increase in the average balance of the investment securities outstanding. The increase in fiscal 2001 was primarily attributable to a $14.9 million increase in the average balance of tax-free investment securities outstanding and a 13 basis point increase in the weighted average yield on the Company's investment securities.

Interest income on mortgage-backed securities decreased $1.5 million or 30.9% during fiscal 2002 and decreased $335 thousand or 6.5% during fiscal 2001. The decrease in fiscal 2002 was attributable to a 176 basis point decrease in the weighted average yield on the mortgage-backed securities portfolio and a $5.0 million decrease in the average outstanding balance of mortgage-backed securities. The decrease during fiscal 2001 was attributable to an increase in the average outstanding balance of mortgage-backed securities of $4.9 million, and an increase in the weighted average interest rate yield of 1 basis point.

Interest income on net loans receivable decreased $1.5 million or 9.9% during fiscal 2002 and increased $815 thousand or 5.9% during fiscal 2001. The decrease in fiscal 2002 was attributable to a $12.9 million decrease in the average balance of net loans outstanding and a 26 basis point decrease in the weighted average yield on the Company's loan portfolio. The increase in fiscal 2001 was attributable to a $8.3 million increase in the average balance of net loans outstanding and a 8 basis point increase in the weighted average yield on the Company's loan portfolio.

Interest Expense. Total interest expense decreased $4.5 million or 24.4% during fiscal 2002 and increased by $1.6 million or 9.6% during fiscal 2001. The decrease during fiscal 2002 was attributable to a decrease of $2.8 million of interest expense on borrowings and a $1.7 million decrease of interest expense on deposits. The increase during fiscal 2001 was attributable to an increase of $1.2 million of interest expense on borrowings and a $445 thousand decrease of interest expense on deposits.

Interest expense on borrowings decreased $2.8 million or 23.8% during fiscal 2002 and increased $1.2 million or 11.2% during fiscal 2001. The decrease in fiscal 2002 was attributable to a 96 basis point decrease in the weighted average yield on the Company's borrowings and a $18.4 million decrease in the average balance of borrowings outstanding. The increase for fiscal 2001 was primarily attributable to increases in the average balance of borrowings outstanding totaling $11.9 million and a 25 basis point increase in the weighted average yield on the Company's borrowings. The Company took advantage of a decline in market interest rates during the second half of fiscal year 2001 to reposition the maturity profile of its balance sheet.

Interest expense on interest-bearing deposits and escrows decreased $1.7 million or 25.5% in fiscal 2002 and increased $445 thousand or 7.0% in fiscal 2001. The decrease in fiscal 2002 was primarily attributable to a 110 basis point decrease in the weighted average rate paid on the Company's deposits and a $3.9 million increase in the average balance of interest bearing time deposits. The increase in fiscal 2001 was primarily attributable to a decrease of 27 basis points in the weighted average rate paid on the Company's deposits and a $94 thousand increase in the average balance of interest bearing deposits and escrows.

Provision for Loan Losses. A provision for loan losses is charged to earnings to bring the total allowance to a level considered adequate by management to absorb potential losses in the portfolio. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio considering past experience, current economic conditions, volume, growth, composition of the loan portfolio and other relevant factors. A $57 thousand provision for loan loss was recorded in fiscal 2002, and a $788 thousand provision for loan loss was recorded in fiscal 2001 to increase the Company's general loan loss reserves. The Company's provision of $57 thousand in fiscal 2002 was comparable to its net charge-offs which totaled $62 thousand. The increase in the provision for loan losses during fiscal 2001 was attributable to a reappraisal of the real estate collateral underlying a non-performing commercial loan relationship. The Company believes that the additional loan loss reserves are prudent and warranted at this time due to the weakening of the national economy and the current work-out of this particular credit.

Non-Interest Income. Total non-interest income increased by $18 thousand or 2.7% in fiscal 2002 and increased by $99 thousand or 17.4% in fiscal 2001. The increase in fiscal 2002 was primarily attributable to an increase in service charges on deposits. The increase in fiscal 2001 was primarily due to an increase in service charges and ATM fee income. The increase in service charge and ATM fee income for both periods was directly attributable to the Company's checking account promotion marketing strategies.

Non-Interest Expense. Total non-interest expense increased $317 thousand or 8.4% and decreased $839 thousand or 18.1% during fiscal 2002 and 2001, respectively. The increase in fiscal 2002 was primarily attributable to increases in accrued legal fees, charitable contributions for local educational programs, PA Capital Stock Franchise taxes and other payroll costs. The decrease in fiscal 2001 was principally attributable to the absence of discretionary employee stock ownership plan amortization, and decreases in accrued legal fees and PA Capital Sock Franchise taxes.

Income Taxes. Income taxes decreased $143 thousand or 7.3% during fiscal 2002 and decreased $513 thousand or 20.8% during fiscal 2001. Fiscal year 2002 income tax expense was favorably impacted by the higher levels of tax-free bank qualified municipal securities in the Company's investment portfolio and a $100 thousand Pennsylvania tax credit for charitable contributions made in support of local educational programs. The Company's effective tax rate was 29.0% at June 30, 2002 and 29.1% at June 30, 2001.

QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Company's transactions are denominated in US dollars with no specific foreign exchange exposure. The Savings Bank has no agricultural loan assets and therefore would not have a specific exposure to changes in commodity prices. Any impacts that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be exogenous and will be analyzed on an ex post basis.

Interest rate risk ("IRR") is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value, however excessive levels of IRR can pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control IRR and the organization's quantitative level of exposure. When assessing the IRR management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest-rate changes. For example, assume that an institution's assets carry intermediate- or long-term fixed rates and that those assets were funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest-rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing-rate environment.

During fiscal 2002 the level of market interest rates declined dramatically in response to the weakening national economy and the Federal Reserve Boards easing of interest rates. Additionally, the marked decline in equity market prices and corporate earnings have caused a considerable disinter mediation from the equity to the fixed income markets, further compounding the decline in market interest rates across the yield curve.

Due to the rapid decline in market interest rates, the Company's loan, investment and mortgage-backed securities portfolios experienced much higher then anticipated levels of prepayments. Beginning with the terrorist attacks of September 11, 2001 the Federal Reserve further reduced the Federal Funds rate an additional four times for a total of 175 basis points. Principal repayments on the Company's loan, investment and mortgage-backed securities portfolios totaled $66.1 million, $267.3 million and $35.3 million respectively.

In response to higher levels of liquidity the Company began to rebalance its loan, investment and mortgage-backed securities portfolios. Due to the low level of market interest rates, the Company began to reduce its originations of long-term fixed rate mortgages while continuing to offer consumer home equity and construction loans. The Company's commercial loan exposure was also reduced in recognition of the weaknesses in the national and local economies. The Company began to purchase investment grade commercial paper and corporate bonds in order to earn a higher return with a shorter maturity profile and to reduce the prepayment risk within the portfolio. Within the mortgage-backed securities portfolio, the Company aggressively purchased floating rate securities in order to provide current income and protection against an eventual rise in market interest rates. Each of the aforementioned strategies also helped to better the interest-rate and liquidity risks associated with the Savings Bank's customers liquidity preference for shorter term deposit products.

The Company also makes available for origination residential mortgage loans with interest rates which adjust pursuant to a designated index, although customer acceptance has been somewhat limited in the Savings Bank's market area. The Company will continue to selectively offer commercial real estate, land acquisition and development, and shorter-term construction loans, primarily on residential properties, to partially increase its loan asset sensitivity. The Company intends to emphasize higher yielding home equity and small business loans to existing customers and seasoned prospective customers.

As of June 30, 2002, the implementation of these asset and liability management initiatives resulted in the following:

1) the Company's liquidity profile has improved by reducing the investment portfolio's stated final maturities as follows: less than 1 year: $55.4 million or 23.7%; 1-3 years: $9.9 million or 4.2%; 3-5 years: $0 million or 0.0%; over 5 years: $168.3 million or 72.1%;
2) $58.5 million or 70.9% of the Company's portfolio of mortgage-backed securities (including collateralized mortgage obligations - "CMOs") were secured by floating rate securities;
3) the maturity distribution of the Company's borrowings is as follows: less than 1 year: $44.7 million or 23.1%; 1-3 years: $279 thousand or 0.1%; 3-5 years: $4.2 million or 2.2%; over 5 years: $144.5 million or 74.6%; and
4) an aggregate of $43.0 million or 28.1% of the Company's net loan portfolio had adjustable interest rates or maturities of less than 12 months.

The effect of interest rate changes on a financial institution's assets and liabilities may be analyzed by examining the "interest rate sensitivity" of the assets and liabilities and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within a given time period. A gap is considered positive (negative) when the amount of rate sensitive assets (liabilities) exceeds the amount of rate sensitive liabilities (assets). During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income.

The following table sets forth certain information at the dates indicated relating to the Company's interest-earning assets and interest-bearing liabilities which are estimated to mature or are scheduled to reprice within one year.

	June 30,		
	2002	2001	2000
		(Dollars in Thousands)	
Interest-earning assets maturing or repricing within one year	$ 252,467	$ 155,928	$ 86,215
Interest-bearing liabilities maturing or repricing within one year	142,823	137,232	275,814
Interest sensitivity gap	$ 109,644	$ 18,696	$(189,599)
Interest sensitivity gap as a percentage of total assets	27.1%	4.7%	(46.3)%
Ratio of assets to liabilities maturing or repricing within one year	176.8%	113.6%	31.3%

During fiscal 2002, the Company markedly improved its one year interest sensitivity gap by: (1) limiting the origination of long-term fixed rate mortgages; (2) emphasizing loans with shorter terms or repricing frequencies; (3) purchasing investments with shorter terms to maturity; and (4) purchasing floating rate mortgage-backed securities.

The following table illustrates the Company's estimated stressed cumulative repricing gap – the difference between the amount of interest-earning assets and interest-bearing liabilities expected to reprice at a given point in time – at June 30, 2002. The table estimates the impact of an upward or downward change in market interest rates of 100 and 200 basis points.

Cummulative Stressed Repricing Gap

	Month 3	Month 6	Month 12	Month 24	Month 36	Month 60	Long Term
				(Dollars in Thousands)			
Base Case Up 200 bp							
Cummulative Gap ($'s)	55,334	45,136	50,337	51,837	34,024	36,445	25,014
% of Total Assets	13.6%	11.1%	12.4%	12.7%	8.4%	8.9%	6.1%
Base Case Up 100 bp							
Cummulative Gap ($'s)	59,181	49,919	92,975	95,865	88,311	75,492	25,014
% of Total Assets	14.5%	12.3%	22.8%	23.5%	21.7%	18.5%	6.1%
Base Case No Change							
Cummulative Gap ($'s)	65,760	64,073	109,644	108,765	103,645	99,876	27,735
% of Total Assets	16.1%	15.7%	27.1%	26.7%	25.4%	24.5%	6.8%
Base Case Down 100 bp							
Cummulative Gap ($'s)	67,066	66,243	110,807	108,477	103,715	98,406	25,014
% of Total Assets	16.5%	16.3%	27.2%	26.6%	25.5%	24.2%	6.1%
Base Case Down 200 bp							
Cummulative Gap ($'s)	68,970	67,812	112,095	109,970	104,954	99,254	25,014
% of Total Assets	16.9%	16.6%	27.5%	27.0%	25.8%	24.4%	6.1%

Beginning in the third quarter of fiscal 2001, the Company began to utilize an income simulation model to measure interest rate risk and to manage interest rate sensitivity. The Company believes that income simulation modeling may enable the Company to better estimate the possible effects on net interest income due to changing market interest rates. Other key model parameters include: estimated prepayment rates on the Company's loan, mortgage-backed securities and investment portfolios; savings decay rate assumptions; and the repayment terms and embedded options of the Company's borrowings.

The following table presents the simulated impact of a 100 and 200 basis point upward or downward shift in market interest rates and the estimated impact on net interest income, return on average equity, return on average assets and the market value of portfolio equity at June 30, 2002 and June 30, 2001.

Analysis of Sensitivity to Changes in Market Interest Rates

	Modeled Change in Market Interest Rates									
	June 30, 2002					June 30, 2001				
Estimated impact on:	-200	-100	0	+100	+200	-200	-100	0	+100	+2
Change in net interest income	-18.7%	-10.1%	0.00%	8.5%	24.2%	-29.9%	-8.4%	0.0%	0.6%	1.4
Return on average equity	8.70%	10.37%	12.32%	13.94%	16.83%	10.24%	15.45%	17.43%	17.5%	17.7
Return on average assets	0.66%	0.79%	0.95%	1.08%	1.32%	0.76%	1.17%	1.33%	1.34%	1.3
Market value of equity (in thousands)	$21,523	$25,461	$28,182	$28,529	$28,793	$24,416	$37,962	$44,330	$40,681	$36

The table below provides information about the Company's anticipated transactions comprised of firm loan commitments and other commitments, including undisbursed letters and lines of credit. The Company used no derivative financial instruments to hedge such anticipated transactions as of June 30, 2002.

Anticipated Transactions	(Dollars in Thousands)
Undisbursed construction and land development loans	
Fixed rate	$ 5,585
	7.08%
Adjustable rate	$ 5,726
	5.97%
Undisbursed lines of credit	
Adjustable rate	$ 7,065
	5.52%
Loan origination commitments	
Fixed rate	$ 947
	6.84%
Adjustable rate	$ 112
	7.50%
Letters of credit	
Adjustable rate	$ 107
	7.75%
	$19,542

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is often analyzed by reviewing the cash flow statement. Cash and cash equivalents increased by $184 thousand during fiscal 2002 primarily due to $4.8 million of net cash provided by financing activities and $4.5 million of net cash provided by operating activities. These increases were offset by $9.1 million of net cash used for investing activities.

Funds provided by operating activities totaled $4.5 million during fiscal 2002 as compared to $6.0 million during fiscal 2001. Net cash provided by operating activities was primarily comprised of $4.4 million of net income.

Funds used for investing activities totaled $9.1 million during fiscal 2002 as compared to $12.5 million provided by investing activities during fiscal 2001. Primary uses of funds during fiscal 2002 include $326.3 million in purchases of investment and mortgage-backed securities, which were partially offset by $285.8 million in repayments of investment and mortgage-backed securities, and a $31.5 million decrease in net loans receivable.

Funds provided by financing activities totaled $4.8 million for fiscal 2002 as compared to $18.4 million used for financing activities in fiscal 2001. Primary sources of funds for fiscal 2002 were a $11.5 million increase in FHLB and other borrowings used to fund investment and mortgage-backed security purchases, which was partially offset by a $3.7 million decrease in deposits, $1.7 million of cash dividends and $1.5 million in common stock repurchases. During fiscal 2002, the Company purchased 96,728 shares of common stock for approximately $1.5 million. Management has determined that it currently is maintaining adequate liquidity and continues to better match funding sources with lending and investment opportunities.

The Company's primary sources of funds are deposits, amortization, prepayments and maturities of existing loans, mortgage-backed securities and investment securities, funds from operations, and funds obtained through FHLB advances and other borrowings. At June 30, 2002, the total approved loan commitments outstanding amounted to $1.1 million. At the same date, commitments under unused letters and lines of credit amounted to $7.2 million and the unadvanced portion of construction loans approximated $11.3 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2002, totaled $53.5 million. Management believes that a significant portion of maturing deposits will remain with the Company.

Historically, the Company used its sources of funds primarily to meet its ongoing commitments to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a substantial portfolio of investment securities. The Company has been able to generate sufficient cash through the retail deposit market, its traditional funding source, and through FHLB advances and other borrowings, to provide the cash utilized in investing activities. The Company has access to the Federal Reserve Bank discount window. Management believes that the Company currently has adequate liquidity available to respond to liquidity demands.

On July 29, 2002, the Company's Board of Directors declared a cash dividend of $0.16 per share payable on August 15, 2002 to shareholders of record at the close of business on August 5, 2002. Dividends are subject to determination and declaration by the Board of Directors, which take into account the Company's financial condition, statutory and regulatory restrictions, general economic conditions and other factors. There can be no assurance that dividends will in fact be paid on the common stock in the future or that, if paid, such dividends will not be reduced or eliminated in future periods.

As of June 30, 2002, WVS Financial Corp. exceeded all regulatory capital requirements and maintained Tier I and total risk-based capital equal to $30.1 million or 13.4% and $32.8 million or 14.7%, respectively, of total risk-weighted assets, and Tier I leverage capital of $30.1 million or 7.7% of average total assets.

Non-performing assets consist of non-accrual loans and real estate owned. A loan is placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but uncollected interest is deducted from interest income. Non-performing assets increased $263 thousand or 5.2% to $5.3 million, or 1.3% of total assets, at June 30, 2002. The increase was primarily the result of a $235 thousand increase in real estate owned.

FORWARD LOOKING STATEMENTS

When used in this Annual Report, or, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to forward looking statements to reflect events or circumstances after the date of statements or to reflect the occurrence of anticipated or unanticipated events.

SNODGRASS
Certified Public Accountants and Consultants



REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
WVS Financial Corp.

We have audited the accompanying consolidated balance sheet of WVS Financial Corp. and subsidiary as of June 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WVS Financial Corp. and subsidiary as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

S.R. Snodgrass, A.C.

Wexford, PA
July 26, 2002

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

WVS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEET
(In thousands, except per share data)

	June 30, 2002	June 30, 2001
ASSETS		
Cash and due from banks	$ 879	$ 696
Interest-earning demand deposits	2,298	2,297
Investment securities available for sale (amortized cost of $8,375 and $1,380) (Note 3)	8,426	1,380
Investment securities held to maturity (market value of $146,146 and $129,191) (Note 3)	142,958	128,213
Mortgage-backed securities available for sale (amortized cost of $6,196 and $8,386) (Note 4)	6,450	8,551
Mortgage-backed securities held to maturity (market value of $76,819 and $56,082) (Note 4)	76,093	55,581
Net loans receivable (allowance for loan losses of $2,758 and $2,763) (Note 5)	152,905	185,179
Accrued interest receivable (Note 7)	3,903	3,837
Federal Home Loan Bank stock, at cost (Note 8)	8,281	8,150
Premises and equipment (Note 9)	996	1,001
Deferred taxes and other assets	1,722	1,555
TOTAL ASSETS	$ 404,911	$ 396,440
LIABILITIES		
Deposits (Note 10)	$ 177,672	$ 181,339
Federal Home Loan Bank advances (Note 11)	159,937	161,494
Other borrowings (Note 12)	33,731	20,660
Accrued interest payable	1,698	2,441
Other liabilities	1,620	1,861
TOTAL LIABILITIES	374,658	367,795
STOCKHOLDERS' EQUITY (Notes 14 and 15)		
Preferred stock, no par value; 5,000,000 shares authorized; none outstanding	-	-
Common stock, par value $.01; 10,000,000 shares authorized; 3,729,858 and 3,708,590 shares issued	37	37
Additional paid-in capital	20,037	19,742
Treasury stock (1,051,872 and 955,144 shares at cost)	(15,133)	(13,589)
Retained earnings - substantially restricted	25,183	22,478
Accumulated other comprehensive income	201	108
Unallocated shares - Recognition and Retention Plans	(72)	(131)
TOTAL STOCKHOLDERS' EQUITY	30,253	28,645
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 404,911	$ 396,440

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per share data)

	Year Ended June 30, 2002	2001	2000
INTEREST AND DIVIDEND INCOME			
Loans	$ 13,242	$ 14,704	$ 13,889
Investment securities	6,735	9,075	8,428
Mortgage-backed securities	3,341	4,835	5,170
Interest-earning demand deposits	10	38	36
Federal Home Loan Bank stock	432	533	464
Total interest and dividend income	23,760	29,185	27,987
INTEREST EXPENSE			
Deposits (Note 10)	5,082	6,820	6,375
Borrowings	8,943	11,741	10,558
Total interest expense	14,025	18,561	16,933
NET INTEREST INCOME	9,735	10,624	11,054
Provision for loan losses (Note 6)	57	788	150
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	9,678	9,836	10,904
NONINTEREST INCOME			
Service charges on deposits	403	348	312
Other	284	321	258
Total noninterest income	687	669	570
NONINTEREST EXPENSE			
Salaries and employee benefits	2,448	2,415	3,095
Occupancy and equipment	375	367	354
Deposit insurance premium	33	35	69
Data processing	190	186	179
Correspondent bank charges	163	153	144
Other	895	631	785
Total noninterest expense	4,104	3,787	4,626
Income before income taxes	6,261	6,718	6,848
Income taxes (Note 17)	1,813	1,956	2,469
NET INCOME	$ 4,448	$ 4,762	$ 4,379
EARNINGS PER SHARE:			
Basic	$ 1.63	$ 1.70	$ 1.48
Diluted	1.63	1.69	1.47
AVERAGE SHARES OUTSTANDING (Note 2):			
Basic	2,723,891	2,804,125	2,953,720
Diluted	2,732,491	2,815,867	2,977,089

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(In thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings-Substantially Restricted	Unallocated Shares Held by ESOP	Unallocated Shares Held by RRP	Accumulated Other Comprehensive Income (Loss)	Total
Balance, June 30, 1999	$ 37	$ 19,062	$ (7,596)	$ 17,024	$ (232)	$ (326)	$ (31)	$ 27,938
Comprehensive income:								
Net income				4,379				4,379
Unrealized loss on available for sale securities, net of tax benefit of $86							(166)	(166)
Total comprehensive income								4,213
Release of earned ESOP shares		345			232			577
Tax benefit from stock grants issued under RRPs		50						50
Accrued compensation expense for RRPs						106		106
Exercise of stock options		91						91
Purchase of treasury stock			(4,174)					(4,174)
Cash dividends declared ($0.64 per share)				(1,890)				(1,890)
Balance June 30, 2000	37	19,548	(11,770)	19,513	-	(220)	(197)	26,911
Comprehensive income:								
Net income				4,762				4,762
Unrealized gain on available for sale securities, net of taxes of $157							305	305
Total comprehensive income								5,067
Tax benefit from stock grants issued under RRPs		39						39
Accrued compensation expense for RRPs						89		89
Exercise of stock options		119						119
Tax benefit from exercise of stock options		36						36
Purchase of treasury stock			(1,819)					(1,819)
Cash dividends declared ($0.64 per share)				(1,797)				(1,797)
Balance June 30, 2001	37	19,742	(13,589)	22,478	-	(131)	108	28,645
Comprehensive income:								
Net income				4,448				4,448
Unrealized gain on available for sale securities, net of taxes of $48							93	93
Total comprehensive income								4,541
Tax benefit from stock grants issued under RRPs		54						54
Accrued compensation expense for RRPs						59		59
Exercise of stock options		212						212
Tax benefit from exercise of stock options		29						29
Purchase of treasury stock			(1,544)					(1,544)
Cash dividends declared ($0.64 per share)				(1,743)				(1,743)
Balance June 30, 2002	$ 37	$ 20,037	$ (15,133)	$ 25,183	$ -	$ (72)	$ 201	$ 30,253

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year Ended June 30,		
	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 4,448	$ 4,762	$ 4,379
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	57	788	150
Depreciation and amortization, net	123	111	115
Amortization of discounts, premiums, and deferred loan fees	766	(225)	(120)
Amortization of ESOP and RRP deferred compensation	59	89	683
Deferred income taxes	(93)	(370)	(121)
Decrease (increase) in accrued interest receivable	(66)	538	(1,270)
Increase (decrease) in accrued interest payable	(743)	(263)	774
Other, net	(48)	555	(328)
Net cash provided by operating activities	4,503	5,985	4,262
INVESTING ACTIVITIES			
Available for sale:			
Purchase of investment and mortgage-backed securities	(29,454)	-	(2,932)
Proceeds from repayments of investment and mortgage-backed securities	24,793	1,767	2,114
Held to maturity:			
Purchase of investment and mortgage-backed securities	(296,854)	(36,865)	(58,774)
Proceeds from repayments of investment and mortgage-backed securities	260,973	53,438	13,045
Net decrease (increase) in net loans receivable	31,520	(2,873)	(13,353)
Decrease (increase) in Federal Home Loan Bank stock	(131)	(2,925)	970
Acquisition of premises and equipment	(118)	(62)	(10)
Other, net	180	-	253
Net cash provided by (used for) investing activities	(9,091)	12,480	(58,687)
FINANCING ACTIVITIES			
Net increase (decrease) in deposits	(3,667)	8,481	(1,385)
Net decrease in Federal Home Loan Bank short-term advances	(14,836)	(1,663)	(23,500)
Net increase (decrease) in other borrowings	13,071	(80,365)	86,305
Proceeds from Federal Home Loan Bank long-term advances	23,279	108,657	-
Repayments of Federal Home Loan Bank long-term advances	(10,000)	(50,000)	-
Net proceeds from issuance of common stock	212	119	91
Cash dividends paid	(1,743)	(1,797)	(1,890)
Purchase of treasury stock	(1,544)	(1,819)	(4,174)
Net cash provided by (used for) financing activities	4,772	(18,387)	55,447
Increase in cash and cash equivalents	184	78	1,022
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,993	2,915	1,893
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,177	$ 2,993	$ 2,915
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 14,768	$ 18,823	$ 16,159
Taxes	1,735	2,140	2,668

See accompanying notes to the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

WVS Financial Corp. ("WVS" or the "Company") is a Pennsylvania-chartered unitary bank holding company which owns 100 percent of the common stock of West View Savings Bank ("West View" or the "Savings Bank"). The operating results of the Company depend primarily upon the operating results of the Savings Bank and, to a lesser extent, income from interest-earning assets such as investment securities.

West View is a Pennsylvania-chartered, SAIF-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank's principal sources of revenue originate from its portfolio of residential real estate and commercial mortgage loans as well as income from investment and mortgage-backed securities.

The Company is supervised by the Board of Governors of the Federal Reserve System, while the Savings Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation ("FDIC") and the Pennsylvania Department of Banking.

Basis of Presentation

The consolidated financial statements include the accounts of WVS and its wholly-owned subsidiary, West View. All intercompany transactions have been eliminated in consolidation. The accounting and reporting policies of WVS and West View conform with accounting principles generally accepted in the United States of America. The Company's fiscal year-end for financial reporting is June 30. For regulatory and income tax reporting purposes, WVS reports on a December 31 calendar year basis.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for that period. Actual results could differ significantly from those estimates.

Investment and Mortgage-backed Securities

Investment securities are classified at the time of purchase as securities held to maturity or securities available for sale based on management's ability and intent. Debt and mortgage-backed securities acquired with the ability and intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the level-yield method and recognized as adjustments of interest income. Amortization rates for mortgage-backed securities are periodically adjusted to reflect changes in the prepayment speeds of the underlying mortgages. Certain other debt, equity, and mortgage-backed securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment and mortgage-backed securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (the "FHLB") represents ownership in an institution, which is wholly owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying consolidated balance sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net Loans Receivable

Net loans receivable are reported at their principal amount, net of the allowance for loan losses and deferred loan fees. Interest on mortgage, consumer, and commercial loans is recognized on the accrual method. The Company's general policy is to stop accruing interest on loans when, based upon relevant factors, the collection of principal or interest is doubtful, regardless of the contractual status. Interest received on nonaccrual loans is recorded as income or applied against principal according to management's judgment as to the collectibility of such principal.

Loan origination and commitment fees, and all incremental direct loan origination costs, are deferred and recognized over the contractual remaining lives of the related loans on a level yield basis.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to development and improvement of the property are capitalized, whereas costs of holding such real estate are expensed as incurred. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds the fair value.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from three to ten years for furniture and equipment and 25 to 50 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from seven to fifteen years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income taxes or benefits are based on the changes in the deferred tax asset or liability from period to period.

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which such items are expected to be realized or settled. As changes in tax rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common stockholders, adjusted for the effects of any dilutive securities by the weighted-average number of common shares outstanding, adjusted for the effects of any dilutive securities.

Comprehensive Income

The Company is required to present comprehensive income and its components in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of net unrealized holding gains (losses) on its available for sale securities portfolio. The Company has elected to report the effects of its other comprehensive income as part of the Consolidated Statement of Stockholders' Equity.

Cash Flow Information

Cash and cash equivalents include cash and due from banks and interest-earning demand deposits.

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification of Comparative Figures

Certain comparative amounts for prior years have been reclassified to conform to current year presentations. Such reclassifications did not effect net income or stockholders' equity.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 141, *Business Combinations*, effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests method. The adoption of FAS No. 141 is not expected to have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued FAS No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. This statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. However, this new statement did not amend FAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, which requires recognition and amortization of unidentified intangible assets relating to the acquisition of financial institutions or branches thereof. The FASB has undertaken a limited scope project to reconsider the provisions of FAS No. 72 in 2002 and has issued an exposure draft of a proposed statement, *Acquisitions of Certain Financial Statements*, that would remove acquisitions of financial institutions from the scope of FAS No. 72. The adoption of the proposed statement would require all goodwill originating from acquisitions that meet the definition of a business combination as defined in Emerging Issues Task Force Issue ("EITF") No. 98-3 to be discontinued. The adoption of FAS No. 142 is not expected to have any effect on the Company's financial position or results of operations, as the Company does not currently have goodwill or any other intangible assets.

In August 2001, the FASB issued FAS No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The new statement takes effect for fiscal years beginning after June 15, 2002. The adoption of this statement, which is effective July 1, 2002, is not expected to have a material effect on the Company 's financial statements.

In October 2001, the FASB issued FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Bulletin Opinion No. 30, *Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business*. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In April 2002, the FASB issued FAS No. 145, *"Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"*. FAS No. 145 rescinds FAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. This statement also amends FAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This statement also makes technical corrections to existing pronouncements, which are not substantive but in some cases may change accounting practice. FAS No. 145 is effective for transactions occurring after May 15, 2002. The adoption of FAS No. 145 did not have a material effect on the Company's financial position or results of operations.

In July 2002, the FASB issue FAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather that at the date of a commitment to an exit or disposal plan. This statement replaces EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. The new statement will be effective for exit or disposal activities initiated after December 31, 2002, the adoption of which is not expected to have a material effect on the Company's financial statements.

2. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

	2002	2001	2000
Weighted-average common shares outstanding	3,718,640	3,695,294	3,672,506
Average treasury stock shares	(994,749)	(891,169)	(684,957)
Average unearned ESOP shares	-	-	(33,829)
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	2,723,891	2,804,125	2,953,720
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	8,600	11,742	23,369
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	2,732,491	2,815,867	2,977,089

There are no convertible securities that would effect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the consolidated statement of income is used.

Options to purchase 76,600 shares of common stock at prices from $14.00 to $15.625 were outstanding during 2001 and 93,746 shares at price from $11.59 to $15.625 were outstanding during 2000, but were not included in the computation of diluted EPS because to do so would have been anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

3. INVESTMENT SECURITIES

The amortized cost and estimated market values of investments are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2002				
AVAILABLE FOR SALE				
Preferred trust securities	$ 860	$ 17	$ (3)	$ 874
Commercial paper	6,495	-	-	6,495
Equity securities	1,020	38	(1)	1,057
Total	$ 8,375	$ 55	$ (4)	$ 8,426
HELD TO MATURITY				
U.S. Government agency securities	$ 55,216	$ 1,016	$ (22)	$ 56,210
Corporate debt securities	58,415	193	(51)	58,557
Obligations of states and political subdivisions	29,327	2,052	-	31,379
Total	$ 142,958	$ 3,261	$ (73)	$ 146,146
2001				
AVAILABLE FOR SALE				
Preferred trust securities	$ 161	$ -	$ (13)	$ 148
Equity securities	1,219	27	(14)	1,232
Total	$ 1,380	$ 27	$ (27)	$ 1,380
HELD TO MATURITY				
U.S. Government agency securities	$ 87,927	$ 593	$ (928)	$ 87,592
Corporate debt securities	10,520	-	(1)	10,519
Obligations of states and political subdivisions	29,766	1,367	(53)	31,080
Total	$ 128,213	$ 1,960	$ (982)	$ 129,191

The amortized cost and estimated market values of debt securities at June 30, 2002, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because issuers may have the right to call securities prior to their final maturities.

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
AVAILABLE FOR SALE					
Amortized cost	$ 6,495	$ -	$ -	$ 860	$ 7,355
Estimated market value	6,495	-	-	874	7,369
HELD TO MATURITY					
Amortized cost	$ 48,479	$ 9,936	$ 1,461	$ 83,082	$ 142,958
Estimated market value	48,606	9,951	1,583	86,006	146,146

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

3. INVESTMENT SECURITIES (Continued)

Investment securities with amortized cost of $41,219 and $35,228 and estimated market values of $41,956 and $34,954 at June 30, 2002 and 2001, respectively, were pledged to secure public deposits, repurchase agreements, and for other purposes as required by law.

4. MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market values of mortgage-backed securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2002				
AVAILABLE FOR SALE				
Federal National Mortgage Association certificates	$ 3,228	$ 106	$ -	$ 3,334
Government National Mortgage Association certificates	2,627	128	-	2,755
Federal Home Loan Mortgage Corporation certificates	48	1	-	49
Collateralized mortgage obligations	293	19	-	312
Total	$ 6,196	$ 254	$ -	$ 6,450
HELD TO MATURITY				
Federal National Mortgage Association certificates	$ 35	$ 3	$ -	$ 38
Government National Mortgage Association certificates	4,069	190	-	4,259
Federal Home Loan Mortgage Corporation certificates	60	5	-	65
Collateralized mortgage obligations	71,929	615	(87)	72,457
Total	$ 76,093	$ 813	$ (87)	$ 76,819
2001				
AVAILABLE FOR SALE				
Federal National Mortgage Association certificates	$ 4,840	$ 25	$ (8)	$ 4,857
Government National Mortgage Association certificates	2,777	130	-	2,907
Federal Home Loan Mortgage Corporation certificates	49	1	-	50
Collateralized mortgage obligations	720	18	(1)	737
Total	$ 8,386	$ 174	$ (9)	$ 8,551
HELD TO MATURITY				
Federal National Mortgage Association certificates	$ 27	$ 1	$ -	$ 28
Government National Mortgage Association certificates	7,413	171	(9)	7,575
Federal Home Loan Mortgage Corporation certificates	74	5	-	79
Collateralized mortgage obligations	48,067	456	(123)	48,400
Total	$ 55,581	$ 633	$ (132)	$ 56,082

(In thousands, except per share data)

4. MORTGAGE-BACKED SECURITIES (Continued)

The amortized cost and estimated market values of mortgage-backed securities at June 30, 2002, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
AVAILABLE FOR SALE					
Amortized cost	$ 433	$ -	$ 35	$ 5,728	$ 6,196
Estimated market value	443	-	37	5,970	6,450
HELD TO MATURITY					
Amortized cost	$ -	$ -	$ 58	$ 76,035	$ 76,093
Estimated market value	-	-	62	76,757	76,819

At June 30, 2002 and 2001, mortgage-backed securities with an amortized cost of $48,161 and $42,669 and estimated market values of $49,099 and $43,062, were pledged to secure borrowings with the Federal Home Loan Bank.

5. NET LOANS RECEIVABLE

Major classifications of loans are summarized as follows:

	2002	2001
First mortgage loans:		
1 - 4 family dwellings	$ 89,889	$ 105,623
Construction	19,965	28,157
Land acquisition and development	6,691	6,343
Multi-family dwellings	6,173	6,920
Commercial	25,439	34,269
	148,157	181,312
Consumer loans:		
Home equity	11,352	13,660
Home equity lines of credit	4,967	5,482
Education loans	1	31
Other	1,514	2,092
	17,834	21,265
Commercial loans	1,447	1,819
Obligations of state and political subdivisions	-	686
Less:		
Undisbursed construction and land development	11,311	16,481
Net deferred loan fees	464	659
Allowance for loan losses	2,758	2,763
	14,533	19,903
Net loans receivable	$ 152,905	$ 185,179

(In thousands, except per share data)

5. NET LOANS RECEIVABLE (Continued)

The Company's primary business activity is with customers located within its local trade area of Northern Allegheny and Southern Butler counties. The Company has concentrated its lending efforts by granting residential and construction mortgage loans to customers throughout its immediate trade area. The Company also selectively funds and participates in commercial and residential mortgage loans outside of its immediate trade area, provided such loans meet the Company's credit policy guidelines. In general, the Company's loan portfolio performance at June 30, 2002 and 2001, is dependent upon the local economic conditions.

Total nonaccrual loans and troubled debt restructurings and the related interest income recognized for the years ended June 30, are as follows:

	2002	2001	2000
Principal outstanding	$ 5,044	$ 5,016	$ 4,050
Interest income that would have been recognized	$ 408	$ 422	$ 357
Interest income recognized	162	296	180
Interest income foregone	$ 246	$ 126	$ 177

Included in total nonaccrual loans are impaired loans of approximately $3,600 at June 30, 2002 and 2001. A related allowance for loan losses of $1,764 and $1,624 has been reserved for these impaired loans, respectively. During the years, the Company had an average balance of $3,586 and $3,600, and recognized $116 and $181 in interest income on these loans, respectively.

Certain officers, directors, and their associates were customers of, and had transactions with, the Company in the ordinary course of business. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances outstanding of at least $60,000 during the years ended June 30, are as follows:

	2002	2001
Balance, July 1	$ 894	$ 881
Additions	370	207
Amounts collected	(442)	(194)
Balance, June 30	$ 822	$ 894

6. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

	2002	2001	2000
Balance, July 1	$ 2,763	$ 1,973	$ 1,842
Add:			
Provision charged to operations	57	788	150
Recoveries	6	19	-
Less loans charged off	68	17	19
Balance, June 30	$ 2,758	$ 2,763	$ 1,973

(In thousands, except per share data)

7. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

	2002	2001
Investment and mortgage-backed securities	$ 2,996	$ 2,696
Loans receivable	907	1,141
Total	$ 3,903	$ 3,837

8. FEDERAL HOME LOAN BANK STOCK

The Savings Bank is a member of the Federal Home Loan Bank System. As a member, West View maintains an investment in the capital stock of the Federal Home Loan Bank ("FHLB") of Pittsburgh in an amount not less than one percent of its outstanding qualifying assets as defined by the FHLB or 1/20 of its outstanding FHLB borrowings, whichever is greater, as calculated throughout the year.

9. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	2002	2001
Land and improvements	$ 264	$ 264
Buildings and improvements	1,996	1,906
Furniture, fixtures, and equipment	1,035	1,007
	3,295	3,177
Less accumulated depreciation	2,299	2,176
Total	$ 996	$ 1,001

Depreciation charged to operations was $123, $111, and $115, for the years ended June 30, 2002, 2001, and 2000, respectively.

10. DEPOSITS

Deposit accounts are summarized as follows:

	2002		2001	
	Amount	Percent of Portfolio	Amount	Percent of Portfolio
Noninterest-earning checking	$ 12,615	7.0 %	$ 11,634	6.4 %
Interest-earning checking	20,872	11.8	18,411	10.2
Savings accounts	41,620	23.4	36,589	20.2
Money market accounts	14,843	8.4	12,095	6.7
Advance payments by borrowers for taxes and insurance	3,013	1.7	3,310	1.8
	92,963	52.3	82,039	45.3
Savings certificates:				
2.00% or less	7,726	4.3	-	-
2.01 - 4.00%	49,500	27.9	12,938	7.1
4.01 - 6.00%	23,955	13.5	54,919	30.3
6.01 - 8.00%	3,528	2.0	31,443	17.3
	84,709	47.7	99,300	54.7
Total	$ 177,672	100.0 %	$ 181,339	100.0 %

(In thousands, except per share data)

10. DEPOSITS (Continued)

The maturities of savings certificates at June 30, 2002, are summarized as follows:

Within one year	$ 53,547
Beyond one year but within two years	19,672
Beyond two years but within three years	5,076
Beyond three years	6,414
Total	$ 84,709

Savings certificates with balances of $100,000 or more amounted to $12,277 and $16,364 on June 30, 2002 and 2001, respectively. The Company does not have any brokered deposits.

Interest expense by deposit category for the years ended June 30, are as follows:

	2002	2001	2000
Checking accounts	$ 94	$ 135	$ 139
Savings accounts	735	893	915
Money market accounts	257	329	340
Savings certificates	3,996	5,463	4,981
Total	$ 5,082	$ 6,820	$ 6,375

11. FEDERAL HOME LOAN BANK ADVANCES

The following table presents contractual maturities of FHLB long-term advances as of June 30:

Maturing During Fiscal Year Ended June 30:	2002	Weighted-average Interest Rate	2001	Weighted-average Interest Rate
2002	$ -	- %	$ 10,000	6.17 %
2003	11,000	2.47	-	-
2004	280	3.36	-	-
2005	-	-	-	-
2006	4,157	5.42	4,157	5.42
2007	-	-	-	-
2008 and thereafter	144,500	5.35	132,500	5.49
Total	$ 159,937	5.15 %	$ 146,657	5.53 %

The advances maturing in 2008 and thereafter are convertible to variable rate advances on specific dates at the discretion of the FHLB. Should the FHLB convert these advances, the Bank has the option of accepting the variable rate or repaying the advance without penalty.

(In thousands, except per share data)

11. FEDERAL HOME LOAN BANK ADVANCES (Continued)

WVS also utilized revolving and short-term FHLB advances. Short-term FHLB advances generally mature within 90 days, while revolving FHLB advances may be repaid by the Company without penalty. The following table presents information regarding such advances as of June 30:

	2002	2001
FHLB revolving and short-term advances:		
Ending balance	$ -	$ 14,837
Average balance during the year	5,814	52,350
Maximum month-end balance during the year	13,850	19,264
Average interest rate during the year	2.92 %	6.02 %
Weighted-average rate at year-end	- %	3.92 %

At June 30, 2002, WVS had an unused borrowing capacity of approximately $34,930.

The FHLB advances are secured by the Company's FHLB stock and investment and mortgage-backed securities held in safekeeping at the FHLB, and are subject to substantial prepayment penalties.

12. OTHER BORROWINGS

Other borrowings include securities sold under agreements to repurchase with securities brokers. The outstanding repurchase agreements generally mature within one to ninety days from the transaction date and qualifying collateral has been delivered. The Company pledged investment securities with a carrying value of $33,075 and $19,693 at June 30, 2002 and 2001, respectively, as collateral for the repurchase agreements as explained in Notes 3 and 4. The following table presents information regarding other borrowings as of June 30:

	2002	2001
Ending balance	$ 33,731	$ 20,660
Average balance during the year	13,179	96,457
Maximum month-end balance during the year	33,731	46,589
Average interest rate during the year	2.34 %	6.47 %
Weighted-average rate at year-end	1.84 %	4.27 %

13. COMMITMENTS AND CONTINGENT LIABILITIES

Loan commitments

In the normal course of business, there are various outstanding commitments and certain contingent liabilities that are not reflected in the accompanying consolidated balance sheet. Various loan commitments totaling $19,542 and $25,294 at June 30, 2002 and 2001, respectively, represent financial instruments with off-balance sheet risk.

Loan commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

13. COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Loan commitments (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of the undisbursed portion of construction and land development loans (Note 5), residential, commercial real estate, and consumer loan originations.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

Litigation

The Company is involved with various other legal actions arising in the ordinary course of business. Management believes the outcome of these matters will have no material effect on the consolidated operations or financial condition of WVS.

14. REGULATORY CAPITAL

Federal regulations require the Company and Savings Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I Capital to Risk-weighted Assets and of Tier I Capital to Average Total Assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from well capitalized to critically undercapitalized. Should any institution fail to meet the requirements to be considered adequately capitalized, it would become subject to a series of increasingly restrictive regulatory actions.

As of June 30, 2002 and 2001, the FDIC categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total Risk-based, Tier 1 Risk-based, and Tier 1 Leverage Capital Ratios must be at least ten percent, six percent, and five percent, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

14. REGULATORY CAPITAL (Continued)

The Company's and Savings Bank's actual capital ratios are presented in the following tables, which show that both met all regulatory capital requirements.

	June 30, 2002			
	WVS		West View	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 32,826	14.66 %	$ 27,119	12.25 %
To Be Well Capitalized	22,400	10.00	22,144	10.00
For Capital Adequacy Purposes	17,920	8.00	17,715	8.00
Tier I Capital (to Risk-weighted Assets)				
Actual	$ 30,052	13.42 %	$ 24,360	11.00 %
To Be Well Capitalized	13,440	6.00	13,286	6.00
For Capital Adequacy Purposes	8,960	4.00	8,857	4.00
Tier I Capital (to Average Total Assets)				
Actual	$ 30,052	7.69 %	$ 24,360	6.29 %
To Be Well Capitalized	19,519	5.00	19,361	5.00
For Capital Adequacy Purposes	15,615	4.00	15,489	4.00

	June 30, 2001			
	WVS		West View	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 31,066	15.40 %	$ 26,284	13.27 %
To Be Well Capitalized	20,171	10.00	19,813	10.00
For Capital Adequacy Purposes	16,137	8.00	15,850	8.00
Tier I Capital (to Risk-weighted Assets)				
Actual	$ 28,537	14.15 %	$ 23,803	12.01 %
To Be Well Capitalized	12,103	6.00	11,888	6.00
For Capital Adequacy Purposes	8,068	4.00	7,925	4.00
Tier I Capital (to Average Total Assets)				
Actual	$ 28,537	7.35 %	$ 23,803	6.15 %
To Be Well Capitalized	19,408	5.00	15,476	5.00
For Capital Adequacy Purposes	15,526	4.00	19,345	4.00

(In thousands, except per share data)

15. STOCK BENEFIT PLANS

Stock Option Plan

The Company maintains a Stock Option Plan for the directors, officers, and employees. An aggregate of 347,258 shares of authorized but unissued common stock of WVS were reserved for future issuance under this Plan. The stock options typically have an expiration term of ten years, subject to certain extensions and early terminations. The per share exercise price of an incentive stock option shall at a minimum equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option granted shall at least equal the greater of par value or 85 percent of the fair market value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value and the excess is credited to paid-in capital.

The following table presents information related to the outstanding options:

	Officers' and Employees' Stock Options	Directors' Stock Options	Weighted-average Exercise Price
Outstanding, June 30, 2000	110,866	16,400	$ 11.56
Granted	4,000	2,000	12.73
Exercised	(16,310)	(7,000)	5.11
Forfeited	(160)	-	5.00
Outstanding, June 30, 2001	98,396	11,400	13.89
Granted	-	1,214	15.77
Exercised	(15,068)	(6,200)	9.96
Forfeited	(4,916)	-	15.63
Outstanding, June 30, 2002	78,412	6,414	14.80
Exercisable at year-end	70,878	6,414	14.29
Available for future grant	5,174	-	

At June 30, 2002, for officers and employees there were 78,412 options outstanding, of which 70,878 were exercisable at a weighted-average exercise price of $14.85, and a weighted-average remaining contractual life of 5.76 years.

There were also 6,414 options outstanding for directors with a weighted-average exercise price of $14.07, and a weighted-average remaining contractual life of 7.05 years. All of these options are exercisable.

(In thousands, except per share data)

15. **STOCK BENEFIT PLANS (Continued)**

Stock Option Plan (Continued)

As permitted under Statement of Financial Accounting Standards No. 123 *"Accounting for Stock-based Compensation,"* the Company has elected to continue following Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"), and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Had compensation expense included stock option plan costs determined based on the fair value at the grant dates for options granted under these plans consistent with Statement No. 123, pro forma net income and earnings per share would not have been materially different than that presented on the Consolidated Statement of Income.

Recognition and Retention Plans ("RRP")

The Company also maintains an RRP for substantially all officers, employees, and directors of the Company. The objective of the RRPs is to enable the Company to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage WVS and the Savings Bank. Officers and key employees of the Company who were selected by members of a Board-appointed committee are eligible to receive benefits under the RRPs. Non-employee directors of the Company are eligible to participate in the RRP for directors.

An aggregate of 300,000 shares of common stock of WVS were acquired at conversion for future issuance under these plans, of which 60,000 shares are subject to the RRP for directors and 240,000 shares are subject to the RRP for officers and key employees.

As of June 30, 2002, 6,510 RRP shares were available for future issuance. RRP costs are accrued to operations, and added back to stockholders' equity, over a four to ten-year vesting period. Net compensation expense attributed to the RRPs amounted to $59, $89, and $106 for the years ended June 30, 2002, 2001, and 2000.

Employee Stock Ownership Plan ("ESOP")

WVS maintains an ESOP for the benefit of officers and Savings Bank employees who have met certain eligibility requirements related to age and length of service. An ESOP Trust was created, and acquired 161,000 shares of common stock in WVS's initial public offering.

The Savings Bank makes discretionary contributions to the Trust to allow the Trust to purchase additional shares to be allocated to eligible employees. The Company reports compensation expense based upon the amounts contributed or committed to be contributed each year and the shares become outstanding for earnings per share computations. Dividends paid on allocated ESOP shares are recorded as a reduction of retained earnings. Compensation expense for the ESOP was $200, $200, and $627, for the years ended June 30, 2002, 2001, and 2000, respectively. Total ESOP shares as of June 30, 2002 and 2001 were 220,806 and 212,553, respectively.

(In thousands, except per share data)

16. DIRECTOR, OFFICER, AND EMPLOYEE BENEFITS

Profit Sharing Plan

The Company maintains a non-contributory profit sharing 401(k) plan (the "Plan") for its officers and employees who have met the age and length of service requirements. The Plan is a defined contribution plan with the contributions based on a percentage of salaries of the Plan participants. The Company's contributions to the Plan, which were charged to expense, was $200 for the year ended June 30, 2000.

Directors' Deferred Compensation Plan

The Company maintains a deferred compensation plan (the "Plan") for directors who elect to defer all or a portion of their directors' fees. Deferred fees are paid to the participants in installments commencing in the year following the year the individual is no longer a member of the Board of Directors.

The Plan allows for the deferred amounts to be paid in shares of common stock at the prevailing market price on the date of distribution. For fiscal years ended June 30, 2002, 2001, and 2000; 48,311, 46,961, and 44,318 shares respectively, were held by the Plan.

17. INCOME TAXES

The provision for income taxes consists of:

	2002	2001	2000
Currently payable:			
Federal	$ 1,667	$ 2,086	$ 2,364
State	239	240	226
	1,906	2,326	2,590
Deferred	(93)	(370)	(121)
Total	$ 1,813	$ 1,956	$ 2,469

The following temporary differences gave rise to the net deferred tax assets at June 30:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 937	$ 956
Deferred compensation	297	288
Other	228	160
Total gross deferred tax assets	1,462	1,404
Deferred tax liabilities:		
Bad debt reserve for tax reporting purposes	85	151
Net unrealized gain on securities available for sale	104	56
Deferred origination fees, net	176	146
Other	56	55
Total gross deferred tax liabilities	421	408
Net deferred tax assets	$ 1,041	$ 996

No valuation allowance was established at June 30, 2002 and 2001, in view of WVS's ability to carryback to taxes paid in previous years, future anticipated taxable income, which is evidenced by WVS's earnings potential, and deferred tax liabilities at June 30.

(In thousands, except per share data)

17. **INCOME TAXES (Continued)**

The following is a reconciliation between the actual provision for income taxes and the amount of income taxes which would have been provided at federal statutory rates for the years ended June 30:

	2002		2001		2000	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Provision at statutory rate	$ 2,129	34.0 %	$ 2,284	34.0 %	$ 2,328	34.0 %
State income tax, net of federal tax benefit	158	2.5	158	2.4	149	2.2
Tax exempt income	(555)	(8.9)	(493)	(7.3)	(201)	(2.9)
Other, net	81	1.4	7	-	193	2.8
Actual tax expense and effective rate	$ 1,813	29.0 %	$ 1,956	29.1 %	$ 2,469	36.1 %

18. **REGULATORY MATTERS**

Cash and Due from Banks

The Federal Reserve requires the Savings Bank to maintain certain reserve balances. The required reserves are computed by applying prescribed ratios to the Savings Bank's average deposit transaction account balances. As of June 30, 2002 and 2001, the Savings Bank had required reserves of $809 and $717, respectively. The required reserves are held in the form of vault cash and a noninterest-bearing depository balance maintained directly with the Federal Reserve.

Loans

Federal law prohibits the Company from borrowing from the Savings Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to ten percent of the Savings Bank's capital surplus.

Dividend Restrictions

The Savings Bank is subject to the Pennsylvania Banking Code that restricts the availability of surplus for dividend purposes. At June 30, 2002, surplus funds of $3,363 were not available for dividends.

19. **CONVERSION AND REORGANIZATION**

In accordance with regulations at the time that the Savings Bank converted from a mutual savings bank to a stock savings bank, a portion of retained earnings was restricted by establishing a liquidation account. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Savings Bank after the conversion, for a period of ten years from the date of the stock conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the unlikely event of a complete liquidation of the Savings Bank, each account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for the accounts then held.

(In thousands, except per share data)

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at June 30, are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash, due from banks, and interest-earning demand deposits	$ 3,177	$ 3,177	$ 2,993	$ 2,993
Investment securities	151,384	154,572	129,593	130,571
Mortgage-backed securities	82,543	83,269	64,132	64,633
Net loans receivable	152,905	160,517	185,179	193,374
Accrued interest receivable	3,903	3,903	3,837	3,837
FHLB stock	8,281	8,281	8,150	8,150
Total financial assets	$ 402,193	$ 413,719	$ 393,884	$ 403,558
FINANCIAL LIABILITIES				
Deposits	$ 177,672	$ 178,357	$ 181,339	$ 182,047
FHLB advances	159,937	162,928	161,494	161,024
Other borrowings	33,731	33,731	20,660	20,660
Accrued interest payable	1,698	1,698	2,441	2,441
Total financial liabilities	$ 373,038	$ 376,714	$ 365,934	$ 366,172

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses and other factors, as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated values are based may have a significant impact on the resulting estimated values.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of WVS are not considered financial instruments, but have value, this estimated fair value of financial instruments would not represent the full market value of WVS.

Estimated fair values have been determined by WVS using the best available data, as generally provided in internal Savings Bank reports and regulatory reports, using an estimation methodology suitable for each category of financial instruments. The estimation methodologies used are as follows:

20. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Cash, Due from Banks, Interest-earning Demand Deposits, Accrued Interest Receivable and Payable, and Other Borrowings

The fair value approximates the current book value.

Investment Securities, Mortgage-backed Securities, and FHLB Stock

The fair value of investment and mortgage-backed securities held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Since the FHLB stock is not actively traded on a secondary market and held exclusively by member financial institutions, the estimated fair market value approximates the carrying amount.

Net Loans Receivable and Deposits

Fair value for consumer mortgage loans is estimated using market quotes or discounting contractual cash flows for prepayment estimates. Discount rates were obtained from secondary market sources, adjusted to reflect differences in servicing, credit, and other characteristics.

The estimated fair values for consumer, fixed rate commercial, and multi-family real estate loans are estimated by discounting contractual cash flows for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar credit characteristics.

The estimated fair value for nonperforming loans is the appraised value of the underlying collateral adjusted for estimated credit risk.

Demand, savings, and money market deposit accounts are reported at book value. The fair value of certificates of deposit is based upon the discounted value of the contractual cash flows. The discount rate is estimated using average market rates for deposits with similar average terms.

FHLB Advances and Other Borrowings

The fair value of fixed rate advances are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount on variable rate advances approximates their fair value.

Commitments to Extend Credit

These financial instruments are generally not subject to sale and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 13 to these financial statements.

(In thousands, except per share data)

21. PARENT COMPANY

Condensed financial information of WVS Financial Corp. is as follows:

CONDENSED BALANCE SHEET

	June 30, 2002	June 30, 2001
ASSETS		
Interest-earning deposits with subsidiary bank	$ 3,065	$ 1,127
Investment securities available for sale	2,179	1,128
Investment and mortgage-backed securities held to maturity	-	2,503
Investment in subsidiary bank	24,457	23,781
Loan Receivable	463	-
Accrued interest receivable and other assets	125	111
TOTAL ASSETS	$ 30,289	$ 28,650
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 36	$ 5
Stockholders' equity	30,253	28,645
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 30,289	$ 28,650

CONDENSED STATEMENT OF INCOME

	Year Ended June 30, 2002	2001	2000
INCOME			
Loans	$ 45	$ -	$ 16
Investment and mortgage-backed securities	118	84	83
Dividend from subsidiary	3,800	4,549	7,429
Interest-earning deposits with subsidiary bank	50	76	32
Total income	4,013	4,709	7,560
OTHER OPERATING EXPENSE	96	51	104
Income before equity in undistributed earnings of subsidiary	3,917	4,658	7,456
Equity in undistributed earnings of subsidiary	558	136	(3,081)
Income before income taxes	4,475	4,794	4,375
Income taxes	27	32	(4)
NET INCOME	$ 4,448	$ 4,762	$ 4,379

(In thousands, except per share data)

21. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended June 30,		
	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 4,448	$ 4,762	$ 4,379
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net income of subsidiary	(558)	(136)	3,081
Amortization of investment discounts and premiums	(23)	-	-
Amortization of ESOP and RRP deferred compensation	59	75	345
Other	20	143	(124)
Net cash provided by operating activities	3,946	4,844	7,681
INVESTING ACTIVITIES			
Available for sale:			
Purchase of investment and mortgage-backed securities	(9,148)	(2,503)	-
Proceeds from repayments of investment and mortgage-backed securities	8,159	-	-
Held to maturity:			
Purchases of investment and mortgage-backed securities	(7,789)	-	-
Proceeds from repayments of investment and mortgage-backed securities	10,304	-	18
Net increase in loans	(469)	-	-
ESOP loan	-	-	232
Net cash provided by (used for) investing activities	1,057	(2,503)	250
FINANCING ACTIVITIES			
Net proceeds from issuance of common stock	212	119	91
Cash dividends paid	(1,743)	(1,797)	(1,890)
Purchases of treasury stock	(1,544)	(1,819)	(4,174)
Net cash used for financing activities	(3,075)	(3,497)	(5,973)
Increase (decrease) in cash and cash equivalents	1,928	(1,156)	1,958
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	1,127	2,283	325
CASH AND CASH EQUIVALENTS END OF YEAR	$ 3,055	$ 1,127	$ 2,283

(In thousands, except per share data)

22. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	Three Months Ended			
	September 2001	December 2001	March 2002	June 2002
Total interest and dividend income	$ 6,551	$ 6,091	$ 5,574	$ 5,544
Total interest expense	3,859	3,637	3,321	3,208
Net interest income	2,692	2,454	2,253	2,336
Provision for loan losses	37	20	-	-
Net interest income after provision for loan losses	2,655	2,434	2,253	2,336
Total noninterest income	173	181	166	167
Total noninterest expense	976	1,109	978	1,041
Income before income taxes	1,852	1,506	1,441	1,462
Income taxes	611	397	476	329
Net income	$ 1,241	$ 1,109	$ 965	$ 1,133
Per share data:				
Net income				
Basic	$ 0.45	$ 0.40	$ 0.36	$ 0.42
Diluted	0.45	0.40	0.35	0.42
Average shares outstanding				
Basic	2,753,358	2,740,451	2,714,480	2,686,663
Diluted	2,763,744	2,752,157	2,720,976	2,692,474

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

22. SELECTED QUARTERLY FINANCIAL DATA (unaudited) (Continued)

	Three Months Ended			
	September 2000	December 2000	March 2001	June 2001
Total interest and dividend income	$ 7,526	$ 7,534	$ 7,234	$ 6,891
Total interest expense	4,988	5,005	4,463	4,105
Net interest income	2,538	2,529	2,771	2,786
Provision for loan losses	-	-	150	638
Net interest income after provision for loan losses	2,538	2,529	2,621	2,148
Total noninterest income	164	169	155	181
Total noninterest expense	956	1,006	989	836
Income before income taxes	1,746	1,692	1,787	1,493
Income taxes	646	591	643	76
Net income	$ 1,100	$ 1,101	$ 1,144	$ 1,417
Per share data:				
Net income				
Basic	$ 0.39	$ 0.39	$ 0.41	$ 0.51
Diluted	0.38	0.39	0.41	0.51
Average shares outstanding				
Basic	2,858,302	2,814,033	2,778,839	2,764,345
Diluted	2,873,787	2,829,455	2,787,946	2,771,297

COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION

WVS Financial Corp.'s common stock is traded on the over-the-counter market and quoted on the Nasdaq Stock Market[SM] National Market System under the symbol "WVFC".

The following table sets forth the high and low market prices of a share of common stock, and cash dividends declared per share, for the periods indicated.

Quarter Ended	Market Price		Cash Dividends
	High	Low	Declared
June 02	$16.200	$13.990	$0.16
March 02	16.250	14.130	0.16
December 01	16.250	15.700	0.16
September 01	17.450	13.750	0.16
June 01	$14.000	$12.550	$0.16
March 01	12.938	12.188	0.16
December 00	12.500	12.000	0.16
September 00	13.000	11.563	0.16

There were five Nasdaq Market Makers in the Company's common stock as of June 30, 2002: F. J. Morrissey & Co., Inc.; Herzog, Heine, Geduld, Inc.; Ryan Beck & Co., Inc.; Spear, Leeds & Kellogg and Knight Securities L.P.

According to the records of the Company's transfer agent, there were approximately 868 shareholders of record at September 11, 2002. This does not include any persons or entities who hold their stock in nominee or "street name" through various brokerage firms.

Dividends are subject to determination and declaration by the Board of Directors, which takes into account the Company's financial condition, statutory and regulatory restrictions, general economic condition and other factors.

WVS FINANCIAL CORP.
CORPORATE INFORMATION

CORPORATE OFFICES

WVS FINANCIAL CORP. • WEST VIEW SAVINGS BANK
9001 Perry Highway Pittsburgh, PA 15237
412-364-1911

COMMON STOCK

The common stock of WVS Financial Corp. is traded on The Nasdaq Stock Market[SM] under the symbol "WVFC".

TRANSFER AGENT & REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

INVESTOR RELATIONS

Pamela M. Tracy
412-364-1911

COUNSEL

Bruggeman & Linn

SPECIAL COUNSEL

Elias, Matz, Tiernan & Herrick L.L.P.
Washington, DC

WEST VIEW SAVINGS BANK

9001 Perry Highway
Pittsburgh, PA 15237
412-364-1911

WEST VIEW OFFICE

456 Perry Highway
412-931-2171

CRANBERRY OFFICE

20531 Perry Highway
412-931-6080/724-776-3480

FRANKLIN PARK OFFICE

2566 Brandt School Road
724-935-7100

BELLEVUE OFFICE

572 Lincoln Avenue
412-761-5595

SHERWOOD OAKS OFFICE

Serving Sherwood Oaks
Cranberry Twp.

LENDING DIVISION

2566 Brandt School Road
724-935-7400

BOARD OF DIRECTORS

David L. Aeberli
President
McDonald-Aeberli Funeral Home, Inc.

Arthur H. Brandt
Retired - Former President and CEO
Brandt Excavating, Inc. and
Retired - Former President and CEO
Brandt Paving, Inc.

David J. Bursic
President and Chief Executive Officer
WVS Financial Corp. and
West View Savings Bank

Donald E. Hook
Chairman
Pittsburgh Cut Flower Co.

Lawrence M. Lehman
Sole Proprietor
Newton-Lehman Insurance Agency

John M. Seifarth
Senior Engineer - Consultant
Nichols & Slagle Engineering, Inc.

Margaret VonDerau
Senior Vice President, Treasurer and Secretary
WVS Financial Corp. and
West View Savings Bank

EXECUTIVE OFFICERS

Donald E. Hook
Chairman

David J. Bursic
President and
Chief Executive Officer

Margaret VonDerau
Senior Vice President, Treasurer and
Corporate Secretary

Edward M. Wielgus
Senior Vice President and
Chief Lending Officer

The members of the Board of Directors serve in that capacity for both the Company and the Savings Bank.

A Tradition of Quality Banking



FINANCIAL CORP.